Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
October 9, 2009
VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, D.C. 20549

Attention:	David L. Orlic, Esq.

Re:	GenTek Inc. Schedule TO-T filed by ASP GT Acquisition Corp. et al. Filed on September 29, 2009 File No. 005-56261
Dear Mr. Orlic:
     This letter is submitted on behalf of ASP GT Acquisition Corp. (the “Purchaser”) and ASP GT Holding Corp., (“Parent”), in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated in its letter, dated October 6, 2009, regarding the above-referenced filing.
     Parent is concurrently filing Amendment No. 1 to the Schedule TO (“Amendment No. 1”) via EDGAR. For ease of reference, the headings and comments contained in the Staff’s comment letter are reproduced below in bold and are followed by the responses of the Purchaser, Parent and the other filing persons. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filings.
Offer to Purchase
Do you have the financial resources to make payment, page S-ii
1.	We note that you expect $90 million of cash on hand of GenTek to be available to fund the purchase of Shares in the Offer. Please file the agreement that describes this cash commitment or tell us where it has been previously disclosed. In this regard, we note that Section 4.9 of the Merger Agreement states that the bidders will have use of not less than $54 million of the issuer’s cash.

As disclosed in Section 11 of the Offer to Purchase — “The Merger Agreement; Other Agreements” — Operating Covenants (page 20 of the Offer to Purchase) and Section 15 of the Offer to Purchase — “Certain Conditions of the Offer” (page 32 of the Offer to Purchase), the Merger Agreement requires that GenTek and its subsidiaries enter into agreements with the Purchaser on terms acceptable to the Purchaser and Parent, pursuant to which they will lend to the Purchaser or place in escrow all of the cash and cash equivalents on hand of GenTek and its subsidiaries prior to the Acceptance Date (other than certain amounts required to remain at GenTek by the Debt Commitment Letter). These agreements have not yet been executed and will be filed by the Filing Persons on an amended Schedule TO following execution.

As disclosed in Section 9 of the Offer to Purchase — “Source and Amount of Funds” (page 12 of the Offer to Purchase), Parent, the Purchaser and the other filing persons expect that GenTek’s cash and cash equivalents on hand will exceed $90 million at the Expiration Date. This expectation is based on GenTek’s current cash balance and the restrictions on GenTek’s ability to use its cash set forth in the Merger Agreement, which are disclosed in Section 11 of the Offer to Purchase — “The Merger Agreement; Other Agreements” — Operating Covenants (pages 19-20 of the Offer to Purchase). However, Parent, Purchaser and the other filing persons note that there is no affirmative obligation of GenTek to have available a specified amount of cash on the Expiration Date, the Acceptance Date or the Effective Time of the Merger, and as a result the Sponsors may be required to provide additional funds if GenTek’s expected cash is not available.
What are the most significant conditions to the Offer, page S-iii
2.	Please revise to describe the specific governmental approvals that will be required.

Amendment No. 1 discloses the specific governmental approvals that will be required.
Acceptance for Payment and Payment for Shares, page 4
3.	Your disclosure states that share certificates evidencing unpurchased Shares will be returned as promptly as practicable following the expiration or termination of the Offer. Rule 14e-1(c) requires that you return the unpurchased Shares “promptly” upon expiration or termination of the Offer. Please revise here and throughout the document, as necessary.

Amendment No. 1 discloses that share certificates evidencing unpurchased Shares will be returned promptly following expiration or termination of the Offer.
Financial Projections, page 10
4.	You have included a non-GAAP financial projection in this section. Please tell us your analysis as to the applicability of Regulation G to this disclosure, with particular reference to Section 5.3 of the Merger Agreement (“Access to

Information; Confidentiality”). We may have further comment after we review your response.

Amendment No. 1 contains additional disclosure regarding the reconciliation of the non-GAAP financial information of GenTek described in the Offer to Purchase.
Certain Conditions of the Offer, page 31
5.	All conditions, except those related to the receipt of government regulatory approvals necessary to consummate the Offer, must be satisfied or waived at or before the expiration of the Offer, not merely before acceptance of the Shares for payment. Your disclosure implies that the Minimum Condition need not be satisfied or waived prior to expiration. Please revise the language accordingly.

Amendment No. 1 discloses that all conditions, except those related to the receipt of government regulatory approvals necessary to consummate the Offer, must be satisfied or waived at or before the expiration of the Offer.
Exhibits
6.	Please file the Reliance Letter, or advise us. Refer to Items 1016(d) and 1011(a)(1) of Regulation M-A.

The reliance letter has been filed as Exhibit (b)(3) to Amendment No. 1.
Exhibit (a)(5)(B)
Your reference to the Private Securities Litigation Reform Act of 1995 appears inappropriate, because the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 21E(b)(2) (C) of the Exchange Act. Please confirm that you will refrain from making further references to the PSLRA or its safe harbor provision in any future press releases or other communications relating to the Offer.

Parent, the Purchaser and the other filing persons note the Staff’s comment and advise the Staff that they will refrain from making further such references in any future press releases or other communications relating to the Offer.
* * *
     As requested by the Staff, Parent, Purchaser and the other filing persons have instructed us to acknowledge, on their behalf, that:

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(a)	the filing persons are responsible for the adequacy and accuracy of disclosure in the filing;

(b)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the filing persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We respectfully request that the Staff review our responses at its earliest convenience and advise of any further comments as soon as possible. If it would expedite your review in any way, please do not hesitate to contact me at (212) 310-8566.

Sincerely,
/s/ Michael E. Lubowitz
Michael E. Lubowitz

cc:	Matthew F. LeBaron Eric L. Schondorf, Esq. American Securities LLC

William P. O’Neill, Esq. Raymond B. Grochowski, Esq. Latham & Watkins LLP

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